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                                                                       EXHIBIT 2

                            BOLERO INVESTMENT GROUP

Ingraham Building                                 1101 East Balboa Blvd.
25 SE 2nd Avenue, Suite 720                       Newport Beach, CA  92661-1313
Miami, Florida  33131                             (714) 675-3850
(305) 371-5200

       BALDWIN RESPONDS TO SHAREHOLDER PROPOSAL TO HIRE INVESTMENT BANKER

PAVIA URGES BOARD TO EVALUATE ALL ALTERNATIVES, INCLUDING A SALE OF THE COMPANY

       BOLERO TO CONTINUE TO PURSUE ELECTION OF NOMINEES TO BALDWIN BOARD

          Kenneth W. Pavia, General Partner of Bolero Investment Group, L.P. announced today that he is pleased with Baldwin Piano & Organ Company's decision to hire the investment banking firm of Lehman Brothers to explore all alternatives for enhancing shareholder value, including a possible merger of Baldwin.

          "This is a victory for all Baldwin shareholders," said Mr. Pavia. "The Board of Directors of Baldwin has taken an important step in hiring Lehman Brothers. It is now incumbent upon the Board to work promptly and effectively with Lehman Brothers to develop and implement a strategy that will increase shareholder value. Although Lehman's directive does not encompass all of the areas with respect to which the Board should be seeking help, I believe that if handled properly this could be an important step toward enhancing shareholder values.

          "Baldwin claims to have complied with the substance of my proposal. For the sake of all Baldwin shareholders, I am hopeful that the company complies with its spirit," added Mr. Pavia.

          In another action, the Baldwin Board amended its Bylaws to make it more difficult for shareholders to nominate directors or bring other matters before an annual meeting of shareholders.

          "In adopting this amendment, which I would term as an 'anti-shareholder' provision, the Baldwin Board was well aware that Bolero had previously announced its intention to nominate a slate of directors at Baldwin's 1997 meeting," said Mr. Pavia. "I am disappointed that the Baldwin Board would resort to this type of gamesmanship, instead of focusing on the important business and financial challenges that Baldwin faces."

          "The new Baldwin Bylaw makes it more difficult for shareholders to exercise their fundamental rights to nominate directors and bring other actions before meetings of their fellow shareholders. It appears that even though Bolero notified Baldwin of its intention to make its nominations more than three months ago, Bolero will have to overcome a series of artificial,


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procedural obstacles in order to give shareholders a choice at the annual meeting," added Mr. Pavia. Mr. Pavia noted that the Bylaw provision is one-sided in that it does not appear to apply to the Company's nominees."

          Mr. Pavia and Bolero Investment Group currently hold 8.2 % of Baldwin Common Stock.

Proposal to Hire Investment Banker
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          On September 13, 1996, Mr. Pavia publicly urged Baldwin to hire a nationally recognized investment banking firm to help turn around its lackluster performance. Mr. Pavia formally notified Baldwin of his intention to present a proposal at Baldwin's 1997 annual shareholders' meeting, requesting Baldwin to hire an investment banking firm to explore all strategic alternatives to enhance shareholder value, including the possible sale, merger or business combination involving the company. Until this past week, Mr. Pavia had not received a response from Baldwin to his proposal.

          On February 27, 1997, Baldwin announced that it had hired Lehman Brothers. That same day, in a letter to the Securities and Exchange Commission, Baldwin's counsel represented that "Lehman has been specifically directed to (i) assess the value of Baldwin's non-core businesses and review strategies for such businesses; (ii) develop appropriate financial and capital structure targets and ratios, including evaluating potential sources of additional liquidity; (iii) review current sources and potential uses of Baldwin's cash flow; and (iv) review strategic opportunities available to Baldwin, including acquisitions, mergers or strategic alliances."

          After the Board retained Lehman Brothers, Baldwin submitted a letter to the Securities and Exchange Commission seeking to exclude the Pavia proposal, contending that it had already been substantially implemented. Mr. Pavia stated that counsel is reviewing Baldwin's submission to the SEC.

Nominations to Baldwin Board
----------------------------

          Bolero Investment previously announced that it intends to propose five nominees to stand for election as members of the Baldwin Board. Those nominees are:

          1)  Honorable John West
          2)  Edward McDonnell
          3)  Peter Cooper
          4)  David Harmon
          5)  Dr. Robert Lippert

          Mr. Pavia stated that these nominees bring a wealth of experience, specialized knowledge and enthusiasm that will be essential to Baldwin and are being proposed based on Bolero's reasoned belief that Baldwin would prosper under new board leadership. If she consents, Bolero also would nominate Baldwin's current Chairman and CEO.


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